UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WILSHIRE ENTERPRISES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

971889100

(CUSIP number)

Malcolm F. MacLean IV

c/o Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

(203) 869-9191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 971889100	13D/A	Page 2 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mercury Real Estate Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,149,000 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,149,000 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO – Limited Liability Company

*	All percentage ownership reported in this Schedule 13D is based on 7,859,441 shares of common stock outstanding, as reported by the Issuer (as defined below) in its 10-Q, filed with the Securities and Exchange Commission on August 12, 2005.

CUSIP No. 971889100	13D/A	Page 3 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David R. Jarvis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,149,000 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,149,000 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D/A	Page 4 of 11 pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Malcolm F. MacLean IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,149,000 8 SHARED VOTING POWER —0— 9 SOLE DISPOSITIVE POWER 1,149,000 10 SHARED DISPOSITIVE POWER —0—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,149,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 971889100	13D/A	Page 5 of 11 pages

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D as filed on November 2, 2005 (the “Schedule 13D”), with respect to the shares of common stock, par value $1.00 per share (the “Shares”), of Wilshire Enterprises, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 971889100	13D/A	Page 6 of 11 pages

Item 1. Security and Issuer.

This statement relates to shares of common stock, par value $1.00 per share (the “Shares”), of Wilshire Enterprises, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1 Gateway Center, 11-43 Raymond Plaza West, Newark, New Jersey 07102.

Item 4. Purpose of Transaction.

This Schedule 13D is being filed pursuant to Rule 13d-1(e) under the Securities Exchange Act of 1934. The Reporting Persons previously filed a Schedule 13G on February 17, 2005, as amended on May 5, 2005, to report the acquisition of the Shares. On November 1, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 1st Letter”). A copy of the November 1st Letter is attached to the Schedule 13D as Exhibit A and is incorporated herein by reference. On November 10, 2005, the Reporting Persons sent a letter to the Board of Directors of the Issuer (the “November 10th Letter”) in response to a letter dated November 8, 2005, addressed to Mercury Real Estate Advisors LLC from Lowenstein Sandler PC, legal counsel to the Issuer (the “Issuer Letter”). A copy of the November 10th Letter and the Issuer Letter are attached hereto as Exhibit B and Exhibit C, respectively, and each letter is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Exhibit D and is incorporated herein by reference.

CUSIP No. 971889100	13D/A	Page 7 of 11 pages

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.*

Exhibit B	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 10, 2005.

Exhibit C	Letter to Mercury Real Estate Advisors LLC, dated November 8, 2005.

Exhibit D	Schedule of Transactions in Shares of the Issuer.**

Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.***

*	Previously filed with the Schedule 13D on November 2, 2005.
**	Previously filed as Exhibit B with the Schedule 13D on November 2, 2005.
***	Previously filed as Exhibit C with the Schedule 13D on November 2, 2005.

CUSIP No. 971889100	13D/A	Page 8 of 11 pages

EXHIBIT INDEX

Exhibit A	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 1, 2005.*

Exhibit B	Letter to the Board of Directors of Wilshire Enterprises, Inc., dated November 10, 2005.

Exhibit C	Letter to Mercury Real Estate Advisors LLC, dated November 8, 2005.

Exhibit D	Schedule of Transactions in Shares of the Issuer.**

Exhibit E	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.***

*	Previously filed with the Schedule 13D on November 2, 2005.
**	Previously filed as Exhibit B with the Schedule 13D on November 2, 2005.
***	Previously filed as Exhibit C with the Schedule 13D on November 2, 2005.

CUSIP No. 971889100	13D/A	Page 9 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

Date: November 14, 2005	MERCURY REAL ESTATE ADVISORS LLC

/s/ Malcolm F. MacLean IV Signature

Malcolm F. MacLean IV, Managing Member
Name/Title

/s/ Malcolm F. MacLean IV Signature

/s/ David R. Jarvis Signature

CUSIP No. 971889100	13D/A	Page 10 of 11 pages

MERCURY REAL ESTATE ADVISORS LLC

100 Field Point Road

Greenwich, Connecticut 06830

November 10, 2005

Board of Directors

Attn: Mr. Eric Schmertz, Lead Independent Director

Wilshire Enterprises, Inc.

1 Gateway Center

11-43 Raymond Plaza West, 10th Floor

Newark, New Jersey 07102

Dear Mr. Schmertz:

We are in receipt of a letter sent to us on the afternoon of Tuesday, November 8, 2005, by the counsel for Wilshire Enterprises, Inc. (the “Company”), Lowenstein Sandler PC, in response to our requests to Sherry Wilzig Izak for your telephone number, as Lead Independent Director of the Company. As the largest unaffiliated shareholder of the Company, we are requesting an immediate meeting with you to discuss the strategic direction and lack of leadership of the Company. Furthermore, we want to discuss the obscene compensation package and apparent part-time job description of Sherry Wilzig Izak, the current Chief Executive Officer of the Company.

We find the letter from the Company’s counsel totally outrageous. It is preposterous that counsel for the Company insists that one of its partners must be in attendance at a meeting involving one or more independent directors. Neither we, nor presumably you, need a chaperone, and more importantly, it is inappropriate for counsel to the Company to assert such a requirement in view of the fact that counsel to the Company represents the Company as a whole, and works closely with management and the non-independent directors. As shareholders, we are entitled to a truly independent meeting with the Lead Independent Director of the Company. In a context where as shareholders we have expressed our very serious concerns over issues directly involving the management of the Company, having legal counsel to the Company, which is beholden to management and the board as a whole, will completely compromise the specific purpose of the requirements under the stock exchange rules that the Company have independent directors who are charged with having independent and candid meetings without improper influence from management or non-independent directors or their representatives.

Please confirm a convenient time for a private meeting (without the presence of counsel) for Friday November 18, 2005, as counsel for the Company has indicated that you are available to meet that day.

Sincerely yours,

MERCURY REAL ESTATE ADVISORS LLC

Malcolm F. MacLean IV

President

CUSIP No. 971889100	13D/A	Page 11 of 11 pages

Exhibit C

LOWENSTEIN SANDLER PC

Attorneys at Law

LAURA R. KUNTZ Member of the Firm	Tel 973.597.2398 Fax 973.597.2399 lkuntz@lowenstein.com

November 8, 2005

VIA FACSIMILE AND REGULAR MAIL

Mr. Malcolm F. MacLean IV, President

Mercury Real Estate Advisors LLC

100 Field Point Road

Greenwich, CT 06830

Re:	Wilshire Enterprises, Inc. (the “Company”)

Dear Mr. MacLean:

As a follow up to the voicemail message I left you this morning, this firm represents the Company. In response to your November 1, 2005 letter to the Company’s Board of Directors, the Board has decided that it would be appropriate for one of its directors, Mr. Eric Schmertz, to meet with you. Mr. Schmertz is available for a meeting on Friday, November 18, Monday, November 21 or Tuesday, November 22. The Company’s counsel (most likely my partner, Peter H. Ehrenberg) will also attend the meeting. You should feel free to bring counsel if you would like. We have considered your request to speak with Mr. Schmertz without Company counsel present, and have rejected that request as inappropriate. The meeting can be held at our offices in Roseland, New Jersey or at our firm’s New York office at 1251 Avenue of the Americas, 18th Floor, New York, New York.

Please let me know which day, time and location you prefer.

Best regards.

Very truly yours,

/s/ Laura R. Kuntz

Laura R. Kuntz

LRK:wjh

W5195/1

11/08/05 1807324.01

Enclosure(s)

cc:	Ms. Sherry Wilzig Izak

Mr. Daniel Pryor

Mr. Eric J. Schmertz

Peter H. Ehrenberg, Esq.